Exhibit 99.1

Supplemental Information Regarding Melco Crown Entertainment Limited

Gearing Ratio

As of September 30, 2016 and December 31, 2015, Melco Crown Entertainment Limited’s (“Melco Crown Entertainment”) gearing ratios (total gross indebtedness before the reduction of debt issuance costs divided by total assets) were 41.8% and 38.6%, respectively. The gearing ratio increased as of September 30, 2016, primarily as a result of decrease in total assets which mainly due to the repurchase of shares for retirement and special dividend payment in 2016.

As of December 31, 2015 and December 31, 2014, Melco Crown Entertainment’s gearing ratios (total gross indebtedness before the reduction of debt issuance costs divided by total assets) were 38.6% and 38.0%, respectively. The gearing ratio increased as of December 31, 2015, primarily as a result of increased indebtedness from the refinancing of 2011 Credit Facilities with 2015 Credit Facilities, offset by the foreign exchange translation difference arisen from the Philippine Notes.

As of December 31, 2014 and December 31, 2013, Melco Crown Entertainment’s gearing ratios (total gross indebtedness before the reduction of debt issuance costs divided by total assets) were 38.0% and 29.1%, respectively. The gearing ratio increased as of December 31, 2014, primarily as a result of increased indebtedness from the drawdown of the term loan under the Studio City Project Facility and the issuance of Philippine Notes, offset by the scheduled repayments of the term loan under the 2011 Credit Facilities.

Employees

The following table sets forth the number of employees categorized by the areas of operations and as a percentage of Melco Crown Entertainment’s workforce as of September 30, 2016.

	As of September 30,
	2016
	Number of Employees	Percentage of Total

Mocha Clubs	693	3.4%
Altira Macau	1,716	8.4%
City of Dreams	7,997	39.1%
Corporate and centralized services	723	3.5%
Studio City	5,106	25.0%
City of Dreams Manila	4,206	20.6%

Total	20,441	100.0%

Quantitative and Qualitative Disclosures about Market Risk

The interest rate risk and foreign exchange risk exposure as of September 30, 2016 are set out below.

Interest rate risk

Melco Crown Entertainment’s exposure to interest rate risk is associated with the substantial indebtedness bearing interest based on floating rates. As of September 30, 2016, Melco Crown Entertainment is subject to fluctuations in HIBOR and LIBOR as a result of the 2015 Credit Facilities, Aircraft Term Loan and Studio City Project Facility. In addition, Melco Crown Entertainment entered into interest rate swaps in connection with portion of drawdown under the Studio City Project Facility in accordance with the lenders’ requirements at such time under the Studio City Project Facility. As of September 30, 2016, Melco Crown Entertainment had three interest rate swap agreements with a total nominal amount of HK$1,711,599,900 (equivalent to approximately US$220.0 million) that expired in October 2016. In October 2016, Melco Crown Entertainment entered into another two interest rate swap agreements with a total nominal amount of HK$1,711,600,100 (equivalent to approximately US$220.0 million) that expired in November 2016 (“New Swaps”). In December 2016, the Studio City Project Facility was repaid in full through the net proceeds from the issuance of senior secured notes and cash on hand, as described in note 15 to the MCE September 2016 financial statements and there is no new interest rate swaps in place since the expiry of the New Swaps in November 2016.

Melco Crown Entertainment attempts to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and may supplement by hedging activities in a manner deem prudent. It cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on results of operations of Melco Crown Entertainment.

As of September 30, 2016, approximately 55% of Melco Crown Entertainment’s total indebtedness was based on fixed rates. Based on September 30, 2016 indebtedness and interest rate swap levels, an assumed 100 basis point change in HIBOR and LIBOR would cause Melco Crown Entertainment’s annual interest cost to change by approximately US$15.4 million.

To the extent that Melco Crown Entertainment effects hedging in respect of its credit facilities, the counterparties to such hedging will also benefit from the security and guarantees it provides to the lenders under such credit facilities, which could increase the aggregate secured indebtedness. Melco Crown Entertainment does not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and Melco Crown Entertainment expects the provisions of its existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Melco Crown Entertainment’s exposure to foreign exchange rate risk is associated with the currency of operations and indebtedness and as a result of the presentation of consolidated financial statements in U.S. dollar. The majority of Melco Crown Entertainment’s revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while the expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, a significant portion of Melco Crown Entertainment’s indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S dollar. Melco Crown Entertainment also has a certain portion of assets and liabilities, including the issuance of Philippine Notes in January 2014, denominated in Philippine peso.

The value of the H.K. dollar, Pataca and Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, Melco Crown Entertainment cannot assure you that the current peg or linkages between the U.S dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollar, Pataca or Philippine peso to U.S. dollar may have a material adverse effect on Melco Crown Entertainment’s revenues and financial condition.

Melco Crown Entertainment accepts foreign currencies from customers and as of September 30, 2016, in addition to H.K. dollar, Pataca and Philippine peso, Melco Crown Entertainment also holds other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

Melco Crown Entertainment has not engaged in hedging transactions with respect to foreign exchange exposure of its revenues and expenses in day-to-day operations during the period ended September 30, 2016. Instead, Melco Crown Entertainment maintains a certain amount of operating funds in the same currencies in which Melco Crown Entertainment has obligations, thereby reducing exposure to currency fluctuations. However, Melco Crown Entertainment occasionally enters into foreign exchange transactions as part of financing transactions and capital expenditure programs.

Major currencies in which Melco Crown Entertainment’s cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of September 30, 2016 were U.S. dollar, H.K. dollar, New Taiwan dollar, Philippine peso and Pataca. Based on the cash and bank balances as of September 30, 2016, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$15.9 million.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of September 30, 2016, an assumed 1% change in the exchange rates between currencies other than U.S dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$20.6 million.

Accounts Receivable

During the nine months ended September 30, 2016, Melco Crown Entertainment has provided allowance for doubtful debts, net of recoveries of approximately US$51,797,000 and has directly written off accounts receivable of approximately US$3,039,000.

Movement of allowance for doubtful debts are as follows:

Nine Months Ended September, 30
2016
(in thousands of US$)

At beginning of period	$210,757
Additional allowance, net of recoveries	51,797
Reclassified to long-term receivables, net	(7,601)
Exchange adjustments	(10)

At end of period	$254,943

Melco Crown Entertainment grants unsecured credit lines to gaming promoters based on pre-approved credit limits. Melco Crown Entertainment typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on Melco Crown Entertainment’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and various settlement procedures. For other approved casino customers, Melco Crown Entertainment typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,	September 30,
	2015	2016
	(in thousands of US$)

Current	$140,004	$120,164
1 – 30 days	85,189	33,121
31 – 60 days	10,489	7,596
61 – 90 days	10,674	5,334
Over 90 days	25,271	23,092

	$271,627	$189,307

Accounts Payable

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,	September 30,
	2015	2016
	(in thousands of US$)

Within 30 days	$13,265	$15,345
31 – 60 days	1,571	1,156
61 – 90 days	400	562
Over 90 days	352	720

	$15,588	$17,783

Operating Income

Operating income is arrived at after charging (crediting):

	Year Ended December 31,	Nine Months Ended September 30,
	2015	2016
	(in thousands of US$)

Auditor’s remuneration	$1,317	$1,163
Loss (gain) on disposal of property and equipment	474	(8,937)

Directors’ Emoluments

Details of the emoluments paid or payable to the Directors during the year ended December 31, 2015 and for the nine months ended September 30, 2016 were as follows:

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses	Retirement Benefit Scheme Contributions	Share-based Compensation	December 31, 2015 Total
	(in thousands of US$)

Co-chairman, executive Director
Lawrence Yau Lung Ho	$—	$2,919	$1,641	$2	$4,833	$9,395

Co-chairman, non-executive Director
James Douglas Packer	—	—	—	—	1,014	1,014

Non-executive Directors
John Peter Ben Wang(1)	—	—	—	—	120	120
Clarence Yuk Man Chung	—	200	200	—	844	1,244
William Todd Nisbet(2)	—	100	—	—	620	720
Rowen Bruce Craigie(3)	—	—	—	—	36	36

Independent non-executive Directors
James Andrew Charles MacKenzie	125	188	—	—	276	589
Thomas Jefferson Wu	113	—	—	—	120	233
Alec Yiu Wa Tsui	112	172	—	—	276	560
Robert Wason Mactier	85	—	—	—	120	205

	$435	$3,579	$1,841	$2	$8,259	$14,116

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses	Retirement Benefit Scheme Contributions	Share-based Compensation	September 30, 2016 Total
	(in thousands of US$)

Co-chairman, executive Director
Lawrence Yau Lung Ho	$—	$1,903	$937	$2	$3,517	$6,359

Co-chairman, non-executive Director
James Douglas Packer	—	3	—	—	379	382

Non-executive Directors
John Peter Ben Wang(1)	—	—	—	—	77	77
Clarence Yuk Man Chung	—	155	150	—	391	696
William Todd Nisbet(2)	—	80	—	—	209	289
Robert John Rankin(4)	—	—	—	—	22	22

Independent non-executive Directors
James Andrew Charles MacKenzie	94	140	—	—	161	395
Thomas Jefferson Wu	84	5	—	—	96	185
Alec Yiu Wa Tsui	84	130	—	—	161	375
Robert Wason Mactier	64	5	—	—	96	165

	$326	$2,421	$1,087	$2	$5,109	$8,945

Notes:

(1)	Mr. John Peter Ben Wang resigned as a director of Melco Crown Entertainment on August 3, 2016.
(2)	Mr. William Todd Nisbet resigned as a director of Melco Crown Entertainment on May 6, 2016.
(3)	Mr. Rowen Bruce Craigie resigned as a director of Melco Crown Entertainment on May 20, 2015.
(4)	Mr. Robert John Rankin was appointed as a director of Melco Crown Entertainment on May 20, 2015.

Employee’s Emoluments

Emoluments of Five Highest Paid Individuals

For the year ended December 31, 2015 and for the nine months ended September 30, 2016, the five highest paid individuals included one Director of Melco Crown Entertainment. The emoluments of the remaining four highest paid individuals for the year ended December 31, 2015 and for the nine months ended September 30, 2016 are as follows:

	Year Ended December 31,	Nine Months Ended September 30,
	2015	2016
	(in thousands of US$)

Basic salaries, allowances and benefits in kind	$3,615	$2,662
Performance bonuses	1,824	796
Retirement benefit scheme contributions	248	186
Share-based compensation	3,869	2,738

	$9,556	$6,382

Their emoluments were within the following bands:

	Number of Employees
	Year Ended December 31,	Nine Months Ended September 30,
	2015	2016

HK$8,500,001 (approximately US$1,093,000) to HK$9,000,000 (approximately US$1,157,000)	—	1
HK$9,000,001 (approximately US$1,157,000) to HK$9,500,000 (approximately US$1,221,000)	—	1
HK$11,500,001 (approximately US$1,478,000) to HK$12,000,000 (approximately US$1,542,000)	—	1
HK$12,500,001 (approximately US$1,607,000) to HK$13,000,000 (approximately US$1,671,000)	1	—
HK$14,000,001 (approximately US$1,799,000) to HK$14,500,000 (approximately US$1,864,000)	1	—
HK$16,500,001 (approximately US$2,121,000) to HK$17,000,000 (approximately US$2,185,000)	1	—
HK$20,000,001 (approximately US$2,571,000) to HK$20,500,000 (approximately US$2,635,000)	—	1
HK$30,500,001 (approximately US$3,920,000) to HK$31,000,000 (approximately US$3,985,000)	1	—

	4	4

Subsequent Events

Pursuant to the approval notice issued by the Macau Government in January 2017, one of the subsidiaries of Melco Crown Entertainment in Macau has been exempted from Macau Complementary Tax for additional five years from 2017 to 2021 on profits generated from income received from Melco Crown Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax, coinciding with Melco Crown Macau’s exemption from Macau Complementary Tax.

Definitions

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion, and which have been amended and restated by the 2015 Credit Facilities;

“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance Limited, a subsidiary of Melco Crown Entertainment, on February 7, 2013;

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion, comprising a HK$3.90 billion term loan facility and a HK$9.75 billion revolving credit facility;

“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation Limited, an indirect subsidiary of Melco Crown Entertainment, in June 2012 for the purpose of funding the acquisition of an aircraft;

“HIBOR” refers to Hong Kong Interbank Offered Rate;

“LIBOR” refers to London Interbank Offered Rate;

“MCE September 2016 financial statements” refer to the unaudited condensed consolidated financial statements of Melco Crown Entertainment for the nine months ended September 30, 2015 and 2016 from the report of Melco Crown Entertainment on Form 6-K and the exhibits thereto furnished to the SEC on December 14, 2016;

“Melco Crown Macau” refers to a subsidiary of Melco Crown Entertainment, Melco Crown (Macau) Limited, a Macau company and the holder of Melco Crown Entertainment’s gaming subconcession in Macau;

“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure (Philippines) Corporation, a subsidiary of Melco Crown Entertainment, on January 24, 2014;

“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance Limited, a subsidiary of Melco Crown Entertainment, on November 26, 2012; and

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility.